Filed Pursuant to Rule 433

Registration Statement 333-277323 and 333-277323-02

Dated May 14, 2025

Pfizer Netherlands International Finance B.V.

Pricing Term Sheet

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Pfizer Netherlands International Finance B.V. on May 13, 2025 relating to its Prospectus dated May 13, 2025. Capitalized terms used in this term sheet but not defined have the meanings given to them in the prospectus supplement.

Issuer:	Pfizer Netherlands International Finance B.V. (the “Issuer”)

Guarantor:	Pfizer Inc. (the “Parent”)

Security:

2.875% Notes due 2029 (the “2029 Notes”)

3.250% Notes due 2032 (the “2032 Notes”)

3.875% Notes due 2037 (the “2037 Notes”)

4.250% Notes due 2045 (the “2045 Notes” and, together with the 2029 Notes, the 2032 Notes and the 2037 Notes, the “Notes”)

Principal Amount:

2029 Notes: €750,000,000 aggregate principal amount

2032 Notes: €1,000,000,000 aggregate principal amount

2037 Notes: €750,000,000 aggregate principal amount

2045 Notes: €800,000,000 aggregate principal amount

Maturity Date:	2029 Notes: May 19, 2029 2032 Notes: May 19, 2032 2037 Notes: May 19, 2037 2045 Notes: May 19, 2045

Coupon:

2029 Notes: 2.875% annually, accruing from and including May 19, 2025

2032 Notes: 3.250% annually, accruing from and including May 19, 2025

2037 Notes: 3.875% annually, accruing from and including May 19, 2025

2045 Notes: 4.250% annually, accruing from and including May 19, 2025

Interest Payment Dates:	May 19 of each year, beginning on May 19, 2026

Price to Public:	2029 Notes: 99.903% of principal amount 2032 Notes: 99.263% of principal amount 2037 Notes: 99.858% of principal amount 2045 Notes: 99.470% of principal amount

Benchmark Security:	2029 Notes: OBL #189 2.1% due April 2029 2032 Notes: DBR 0.0% due February 2032 2037 Notes: DBR 4.0% due January 2037 2045 Notes: DBR 2.5% due July 2044

Benchmark Security Price and Yield:	2029 Notes: 99.81; 2.151% 2032 Notes: 85.03; 2.430% 2037 Notes: 111.49; 2.826% 2045 Notes: 91.85; 3.069%

Spread to Benchmark Security:	2029 Notes: +75 bps 2032 Notes: +94 bps 2037 Notes: +106.4 bps 2045 Notes: +122.1 bps

Spread to Mid-Swap Yield:	2029 Notes: +65 bps 2032 Notes: +90 bps 2037 Notes: +120 bps 2045 Notes: +155 bps

Mid-Swap Yield:	2029 Notes: 2.251% 2032 Notes: 2.470% 2037 Notes: 2.690% 2045 Notes: 2.740%

Yield to Maturity:	2029 Notes: 2.901% 2032 Notes: 3.370% 2037 Notes: 3.890% 2045 Notes: 4.290%

Optional Redemption:

The 2029 Notes, 2032 Notes, 2037 Notes and 2045 Notes will be redeemable, in whole, at any time, or in part, from time to time, prior to April 19, 2029 (one month prior to the 2029 Notes maturity date) (the “2029 Par Call Date”), February 19, 2032 (three months prior to the 2032 Notes maturity date) (the “2032 Par Call Date”), February 19, 2037 (three months prior to the 2037 Notes maturity date) (the “2037 Par Call Date”) and November 19, 2044 (six months prior to the 2045 Notes maturity date) (the “2045 Par Call Date” and, together with the 2029 Par Call Date, the 2032 Par Call Date and the 2037 Par Call Date, the “Par Call Dates” and each, a “Par Call Date”), at the Issuer’s option, in each case, at a redemption price equal to the greater of the following amounts: (1) 100% of the principal amount of the notes being redeemed on that redemption date, and (2) the sum of the present values of the remaining scheduled payments of principal and interest of the notes being redeemed, that would be due if such series of notes matured on the applicable Par Call Date (in each case, not including the amount, if any, of accrued and unpaid interest to, but excluding, the redemption date) discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) using a discount rate equal to the Comparable Government Bond Rate plus (i) 15 basis points in the case of the 2029 Notes, (ii) 15 basis points in the case of the 2032 Notes, (iii) 20 basis points in the case of the 2037 Notes and (iv) 20 basis points in the case of the 2045 Notes, plus, in each case, accrued and unpaid interest on the Notes being redeemed to, but excluding, the redemption date.

At any time on or after the applicable Par Call Date, the Issuer may redeem the Notes of the applicable series, in whole, at any time, or in part, from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus in each case, accrued and unpaid interest on the Notes of such series being redeemed to, but excluding, the redemption date.

Substitution of the Parent as Issuer:	The Parent has the right, at its option at any time, without the consent of any holders of any series of Notes, to be substituted for, and assume the obligations of, the Issuer under each series of the Notes that are then outstanding under the indenture if, immediately after giving effect to such substitution, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has occurred and is continuing (other than a default or event of default that would be cured by such substitution), provided that the Parent executes a supplemental indenture in which it agrees to be bound by the terms of each such series of Notes and the indenture (the “Parent Assumption”). In the case of such Parent Assumption, (i) the Issuer will be relieved of any further obligations under the assumed series of Notes and the indenture and (ii) the Parent will be released from all obligations under the note guarantee, but will instead become the primary (and sole) obligor under such Notes and the related indenture provisions. See “U.S. Federal Income Tax Considerations — Parent Assumption of the Notes” in the prospectus supplement for discussion of possible tax considerations.

Redemption for Tax Reasons:	In the event of certain developments affecting taxation, the Issuer will have the right, at its option, to redeem the Notes of a series, in whole but not in part, at any time upon giving prior notice, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, to, but excluding, the date of redemption.

Denominations:	Minimum of €100,000 principal amount and integral multiples of €1,000 in excess thereof, through the facilities of Euroclear and Clearstream.

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Expected Settlement Date:

May 19, 2025 (T+3)

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day before the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

CUSIP/ISIN/Common Code:	2029 Notes: 71708L AA7/XS3019313363/301931336 2032 Notes: 71708L AB5/XS3019320657/301932065 2037 Notes: 71708L AC3/XS3019321200/301932120 2045 Notes: 71708L AD1/XS3019321549/301932154

Ratings (Moody’s/S&P)*:	A2 stable/A stable

Listing:	The Issuer intends to apply to list the 2029 Notes, the 2032 Notes, the 2037 Notes and the 2045 Notes on the New York Stock Exchange

Form:	Clearstream/Euroclear, Book-Entry

Law:	New York

Currency of Payment:	Euro

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Barclays Bank PLC BNP PARIBAS Deutsche Bank Aktiengesellschaft HSBC Continental Europe Mizuho Bank Europe N.V. Morgan Stanley & Co. International plc RBC Europe Limited

Co-Managers:	Academy Securities, Inc. Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC Stern Brothers & Co.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer and the Parent have filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Parent have filed with the SEC for more complete information about the Issuer, the Parent and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling (i) Goldman Sachs & Co. LLC toll-free at (866) 471-9146, (ii) Barclays Bank PLC toll-free at (888) 603-5847, (iii) BNP PARIBAS toll-free at (800) 854-5674, (iv) Deutsche Bank toll-free at (800) 503-4611, (v) HSBC at +33-1-4070-7040 and (vi) Mizuho toll-free at (866) 271-7403.